Item 2. Code of Ethics.

                                 CODE OF ETHICS

Pursuant to the requirements of Sections 406 and 407 of the Sarbanes-Oxley Act of 2002 The Scott James Fund, Inc., (the "Fund"), hereby adopts the following Code of Ethics that applies to the Fund's principal executive, financial and accounting officers or persons performing similar functions regardless of whether these individuals are employed by the Fund or a third party in order to prepare these written standards that are reasonably designed to deter wrongdoing and to promote:

a) Honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships;

b) Full, fair, accurate, timely and understandable disclosure in reports and documents that the Fund files with, or submits to, the Securities & Exchange Commission and in all public communications;

c) Compliance with all applicable governmental laws, rules and regulations;

d) Prompt internal reporting of violations of the code, should any ever occur, to all principal officers of the Fund and all appropriate persons identified in the code; and

e) The principal executive officer of the Fund will be held accountable for adherence to the code as presented above.

Item 3. Audit Committee Financial Expert.
The Fund is small and has had a flawless financial record since inception.
The current principal executive officer has prepared all financial documents ever issued by the Fund, and has been doing so since the Fund's inception.
The current Fund auditor is Tamba S. Mayah of Mayah & Associates, whose reports and communications indicate total satisfacation with the reports he has received. He has also been completely satisfied in the 12 audits conducted over the past three years, and has always reported satisfactory findings to the Board of Directors. This record, plus having a qualified independent Auditor overseeing the Fund's finances is believed to be sufficient rational to preclude the need for an Audit Committee or Audit Committee Financial Expert to monitor future Fund finances unless the Fund should exceed 25 million dollars in total assets.

Items 4-8. (Reserved)

Item 9. Controls and Procedures.
Scott S. James is the president of the Fund. He handles all financial matters of the Fund and has provided internal control procedures to produce accuracy and safety of all financial matters involving Fund operations.
He is also president and owner of the Investment Adviser, The Scott S. James Company. Auditors have reviewed the Internal Control exercised by the Fund every year since it was installed as a filing requirement by the Securities & Exchange Commission and found it to be satisfactory for a small (less than 15 million dollars in total assets) fund.

Item 10. Exhibits.
   A. Code of Ethics.
      Filed under Item 2 Code of Ethics above.
   B. Certification.